October 5, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Praveen Kartholy
Geoffrey Kruczek
Jay Mumford
Gary Todd

Re:	Ambarella, Inc.
Registration Statement on Form S-1 (File No. 333-174838)
Form 8-A (File No. 001-35667)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 26, 2012 and the date hereof, 3,498 copies of the Preliminary Prospectus dated September 26, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on October 9, 2012 or as soon thereafter as practicable.

(Signature Page Follows)

Very truly yours,

MORGAN STANLEY & CO. LLC

DEUTSCHE BANK SECURITIES INC.

As Representatives of the

Prospective Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Cynthia Gaylor
	Name:	Cynthia Gaylor
	Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

By:	/s/ Francis M. Windels
	Name:	Francis M. Windels
	Title:	Managing Director

[Signature Page to Acceleration Request]